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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ________)*

Harrell Hospitality Group, Inc.

Fully paid and non-assessable shares of common stock of par value of $0.002 each

CUSIP: 413648.20.5

Paul Barham, CEO, Harrell Hospitality Group, Inc.

16475 North Dallas Parkway Suite 410

Addison, Texas 75001

972-380-0273

September 17, 2003

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413648 05

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
RP Corporate Strategy Ltd. (a United Kingdom company with no IRS identification number)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X............................................................................................................... ...........................
	(b)	.................................................................................................................. ........................

3	SEC Use Only ...............................................................................................

4	Source of Funds (See Instructions) Issued in exchange for services under contractual agreement. (OO) – No plans to purchase further acquisitions

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6	Citizenship or Place of Organization: United Kingdom corporation. c/o 3 Bristol Gardens W9 2JE

Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power 987,772

	8	Shared Voting Power None

	9	Sole Dispositive Power 987,772

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 987,772

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13	Percent of Class Represented by Amount in Row (11) 8.0%

14	Type of Reporting Person (See Instructions) (OO) RP Corporate Strategy – Strategic consultants

Item 1. Security and Issuer

Harrell Hospitality Group, Inc. Class A common stock par value $0.002

Harrell Hospitality Group, Inc.

16475 North Dallas Parkway Suite 410

Harrell Hospitality Group, Inc.

16475 North Dallas Parkway Suite 410

Addison, Texas 75001

Item 2. Identity and Backgroud

RP Corporate Strategy (A United Kingdom company with no IRS identification number)

3 Bristol Mews

Little Venice

London W9 2JF

Director

(a) Clive Samuel Russell

(b) 3 Bristol Mews

Little Venice

London W9 2JF

(c) Corporate strategy consultant

(d) Never convicted in a criminal proceeding

(e) Never party to a civil proceeding involving violation of federal or state securities laws.

(f) UK citizen

Director

(a) William K Procter

(b) 38a Woodland Way

Mill Hill

  London NW7 2JR

(c) Corporate strategy consultant

(d) Never convicted in a criminal proceeding

(e) Never party to a civil proceeding involving violation of federal or state securities laws.

(f) UK citizen

Item 3. Source and Amount of Funds or Other Consideration

Securities were earned in exchange for consulting services.

Item 4. Purpose of Transaction

The purpose of the transaction is to hold the securities as an investment with the intention of increasing the value per share through strategic consulting services.

Item 5. Interest in Securities of the Issuer

(a) 987,772 shares of Class A common stock, 8% of the outstanding shares of Harrell Hospitality Group, Inc.

(b) 987,772

(c) None

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no such Contracts, Arrangements, Understandings or Relationships.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

17 September 2003

Date
//C S Russell//

Signature
Director, RP Corporate Strategy, Ltd.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm Last update: 12/05/2002